UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSIP Number)

Luke B. Evnin

MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV-QP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,283,584(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,283,584(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,584(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.9%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	MPM BioVentures IV-QP, L.P. (“BV IV QP”), MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV KG”), MPM Asset Management Investors BV4 LLC (“AM LLC”), MPM BioVentures IV GP LLC (“BV IV GP”), MPM BioVentures IV LLC (“BV IV LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley, James Paul Scopa, Vaughn Kailian and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Listed Persons are members of BV IV LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 74,073 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.
(3)	This percentage is calculated based upon 32,656,356 shares of Pacira Pharmaceuticals, Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 49,453(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,453(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,453(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,853 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV4 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 36,474(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,474(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,474(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,106 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,367,405(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,367,405(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,405(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP and 46,600 shares of Common Stock held by BV IV KG. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing and (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,511(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,868
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 15,868
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,379(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,895(2)
	8.	Shared Voting Power 1,369,511(3)
	9.	Sole Dispositive Power 50,895(2)
	10.	Shared Dispositive Power 1,369,511(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,406(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Included 28,149 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of this filing.
(3)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(4)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 46
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 46
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,557(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) James Paul Scopa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,966
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 4,966
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,477(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Vaughn M. Kailian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 8,225
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 8,225
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,736(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) John Vander Vort
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,127
	8.	Shared Voting Power 1,369,511(2)
	9.	Sole Dispositive Power 2,127
	10.	Shared Dispositive Power 1,369,511(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,371,638(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,209,511 shares of Common Stock held by BV IV QP, 46,600 shares of Common Stock held by BV IV KG and 34,368 shares of Common Stock held by AM LLC. Also includes (i) 74,073 shares of Common Stock underlying warrants held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 2,853 shares of Common Stock underlying warrants held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 2,106 shares of Common Stock underlying warrants held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on February 18, 2011 and amended by Amendment No.1 filed November 29, 2011 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the open market sales of shares, and distributions in kind, of common stock of Pacira Pharmaceuticals, Inc. (the “Company”) by the MPM Entities.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 500,000 shares of Common Stock in an open market transaction on March 11, 2013 for aggregate proceeds of $13,930,000 and an aggregate of 500,000 shares of Common Stock in an open market transaction on March 18, 2013 for aggregate proceeds of $14,221,644.80.

On March 18, 2013, the MPM Entities distributed in kind an aggregate of 1,000,000 shares of Common Stock held by the MPM Entities on a pro rata basis to their respective partners and members.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of March 18, 2013:

Reporting Person	Shares Held Directly	Shares Issuable Upon Exercise of Warrants or Options to Purchase Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV IV QP	1,209,511	74,073	1,283,584	0	1,283,584	0	1,283,584	3.9%
BV IV KG	46,600	2,853	49,453	0	49,453	0	49,453	0.2%
AM LLC	34,368	2,106	36,474	0	36,474	0	36,474	0.1%
BV IV GP(2)	0	0	0	1,367,405	0	1,367,405	1,367,405	4.2%
BV IV LLC(3)	0	0	0	1,369,511	0	1,369,511	1,369,511	4.2%
Ansbert Gadicke(4)	15,868	0	15,868	1,369,511	15,868	1,369,511	1,385,379	4.2%
Luke Evnin(4)(5)	22,746	28,149	50,895	1,369,511	50,895	1,369,511	1,420,406	4.3%
Todd Foley (4)	46	0	46	1,369,511	46	1,369,511	1,369,557	4.2%
James Paul Scopa(4)	4,966	0	4,966	1,369,511	4,966	1,369,511	1,374,477	4.2%
Vaughn Kailian(4)	8,225	0	8,225	1,369,511	8,225	1,369,511	1,377,736	4.2%
John Vander Vort(4)	2,127	0	2,127	1,369,511	2,127	1,369,511	1,371,638	4.2%

(1)	This percentage is calculated based upon 32,656,356 shares of the Issuer’s Common Stock outstanding on February 25, 2013, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2013.
(2)	Includes securities held by BV IV QP and BV IV KG. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG.
(3)	Includes securities held by BV IV QP, BV IV KG and AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC.
(4)	Includes securities held by BV IV QP, BV IV KG and AM LLC. The Reporting Person is a member of BV IV LLC.
(5)	Includes shares issuable pursuant to options exercisable within 60 days of the date of this filing.

(c) The MPM Entities sold the following shares of Common Stock in the open market:

MPM Entity	Date of Transaction	Number of Shares Sold	Price Per Share
BV IV QP	March 11, 2013	468,621	$27.86
BV IV KG	March 11, 2013	18,054	$27.86
AM LLC	March 11, 2013	13,325	$27.86
BV IV QP	March 18, 2013	468,600	$28.44	(1)
BV IV KG	March 18, 2013	18,050	$28.44	(1)
AM LLC	March 18, 2013	13,350	$28.44	(1)

(1)	Represents the weighted average sales price for the price increments ranging from $27.90 to $29.54.

On March 18, 2013, the MPM Entities distributed the following shares of Common Stock on a pro rata basis to their respective partners and members:

MPM Entity	Date of Transaction	Number of Shares Distributed
BV IV QP	March 18, 2013	937,241
BV IV KG	March 18, 2013	36,108
AM LLC	March 18, 2013	26,651

By virtue of the foregoing distributions, the following Reporting Persons received aggregate shares of Common Stock as set forth below:

Reporting Person	Date of Transaction	Number of Shares Received
Ansbert Gadicke	March 18, 2013	15,868
Luke Evnin	March 18, 2013	22,746
Todd Foley	March 18, 2013	46
James Paul Scopa	March 18, 2013	4,966
Vaughn Kailian	March 18, 2013	8,225
John Vander Vort	March 18, 2013	2,127

(d) Not applicable.

(e) On March 18, 2013, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Company. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented by adding the following in appropriate order:

B.	Agreement regarding filing of joint Schedule 13D/A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2013

MPM BIOVENTURES IV GP LLC

By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian
Title:	Member

MPM BIOVENTURES IV LLC

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian
Title:	Member

MPM BIOVENTURES IV-QP, L.P.

By:	MPM BioVentures IV GP LLC, its General Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian
Title:	Member

MPM BIOVENTURES IV GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures IV GP LLC, in its capacity as the Managing Limited Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian
Title:	Member

MPM ASSET MANAGEMENT INVESTORS BV4 LLC

By:	MPM BioVentures IV LLC
Its: Manager

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian
Title:	Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ James Paul Scopa
Name:	James Paul Scopa

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian

By:	/s/ John Vander Vort
Name:	John Vander Vort

Exhibit Index

B.	Agreement regarding filing of joint Schedule 13D/A.